Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2006

Christian S. Schade
Senior Vice President and
Chief Financial Officer
Medarex, Inc.
707 State Road
Princeton, NJ 08540

      Re: Medarex, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 15, 2006
             File No. 000-19312

Dear Mr. Schade:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Kevin Woody
                Branch Chief